United States securities and exchange commission logo





                             October 26, 2021

       Isabelle Freidheim
       Chief Executive Officer
       Athena Technology Acquisition Corp. II
       442 5th Avenue
       New York, NY 10018

                                                        Re: Athena Technology
Acquisition Corp. II
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
18, 2021
                                                            CIK No. 0001882198

       Dear Ms. Freidheim:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Loan Lauren Nguyen,
       Legal Branch Chief, at 202-551-3642 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Lynwood E. Reinhardt,
Esq.